UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	33-99970

Airplanes Limited	Airplanes U.S. Trust
(Exact name of registrant as specified in its charter)

Airplanes Limited	Airplanes U.S. Trust
22 Grenville Street, St. Helier	1100 North Market Street
Jersey, JE4 8PX	Rodney Square North
Channel Islands	Wilmington, Delaware 19890-0001
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

(Title of each class of securities covered by this Form)

Subclass A-8 Certificates, Subclass A-9 Certificates, Class B Certificates, Class C Certificates and Class D Certificates each due March 15, 2019
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date:

Subclass A8 Certificates: 14
Subclass A9 Certificates: 7
Class B Certificates: 7
Class C Certificates: 13
Class D Certificates: 16

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 3, 2005	By:	/s/ William M. McCann
Name: William M. McCann
Title: Chairman of the Board of Directors of Airplanes Limited, Chairman of the Board of Controlling Trustees of Airplanes U.S. Trust

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069(12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

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